UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33477 / May 20, 2019

In the Matter of	:
	:
Precidian ETFs Trust	:
Precidian ETF Trust II	:
Precidian Funds LLC	:
	:
350 Main St., Suite 9,	:
Bedminster, NJ 07921	:
	:
	:
Foreside Fund Services, LLC	:
	:
Three Canal Plaza, Suite 100,	:
Portland, ME 04101	:
	:
	:
(812-14405)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Precidian ETFs Trust, Precidian ETF Trust II, Precidian Funds LLC and Foreside Fund
Services, LLC (hereinafter collectively "Applicants") filed an application and subsequent
amendments (the "Application")[1] requesting an order from the Commission granting certain
exemptive relief that would permit registered open-end investment companies that are actively
managed exchange traded funds (each, an "ETF") to operate without being subject to the current
daily portfolio transparency condition in actively managed ETF orders.[2]

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[1] The original application was filed on December 22, 2014 and amendments to the application were filed on August
11, 2015, September 21, 2015, May 3, 2017, October 2, 2017, December 4, 2017, May 30, 2018, and April 4, 2019.

[2] Specifically, Applicants requested an order under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 thereunder; under sections 6(c) and
17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J)
for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

For the reasons explained in the Commission's April 8, 2019 notice issued in connection with the Application ("the Notice"),[3] and as further discussed below, we have determined to grant the requested exemptive relief. Thus, this order permits: (a) the ETFs to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain affiliated persons of an ETF to deposit securities into, and receive securities from, the ETF in connection with the purchase and redemption of creation units; and (d) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the ETFs to acquire Shares of the ETFs.

Following the issuance of the Notice, the Commission received two submissions from a third party asserting that it would not be consistent with the public interest to grant the requested exemptive relief.[4] According to the submissions, the proposed operation of the ETFs as provided for in the Application would involve insider trading in violation of section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and rule 10b-5 thereunder. After reviewing the submissions, the Applicants' response,[5] and the Application, we are not persuaded that the operation of the ETFs as provided for in the Application would involve unlawful trading on material nonpublic information.

As described more fully in the Notice, the Application provides that an unaffiliated broker-dealer ("AP Representative") acting as an agent of another broker-dealer ("AP") will be given information concerning the identity and weightings of the basket of securities that the ETF would exchange for its shares (but not information concerning the issuers of those underlying securities). The AP Representative is provided this information by the ETF so that, pursuant to instructions received from an AP, the AP Representative may undertake the purchase or redemption of the ETF's Shares (in the form of creation units) and the purchase or sale of the basket of securities that are exchanged for creation units. The ETFs will provide this information to an AP Representative on a confidential basis, the AP Representative is subject to a duty of non-disclosure (which includes an obligation not to provide this information to an AP), and the AP Representative may not use the information in any way except to facilitate the operation of the ETF by purchasing or selling the basket of securities and to exchange it with the ETF to complete an AP's orders to purchase or redeem the ETF's Shares.[6] Furthermore, section 15(g)

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[3] *See* Investment Company Act Release No. 33440.

[4] Letters from Eaton Vance Management (May 3 & May 8, 2019), *available at* https://www.sec.gov/comments/812-14405/81214405-5457925-184947.pdf & https://www.sec.gov/comments/812-14405/81214405-5468099-185007.pdf.

[5] Letter from Precidian Funds LLC (May 5, 2019), *available at* https://www.sec.gov/comments/812-14405/81214405-5457931-184948.pdf.

[6] Likewise, the Commission has previously determined that it is "permissible" under Exchange Act section 10(b) and rule 10b-5 thereunder for a mutual fund to "[d]ivulg[e] nonpublic portfolio holdings to selected third parties" where the mutual fund has (1) "legitimate business purposes for doing so" and (2) the recipients are "subject to confidentiality agreements and trading restrictions." *Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings*, Investment Company Act Release No. 26418, 2004 WL 865790, *10-*13 (April 16, 2004). The rationale for that determination is consistent with our view that the operation of the ETFs under the conditions described in the Application should be similarly permissible.

of the Exchange Act requires an AP Representative, as a registered broker, to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material nonpublic information by the AP Representative or any person associated with the AP Representative. [7]

Contrary to the contentions advanced in the third-party submissions, the provision of the basket composition information to the AP Representative or use of that information by the AP Representative as provided for in the Application should not give rise to insider trading violations under section 10(b) of the Exchange Act. According to the Application, the AP Representative will be using that information consistent with its duty of trust and confidence to the ETF. [8] Moreover, an AP—lacking any access to that information—will not be engaging in any transactions on the basis of that information [9] and is also subject to the requirements of section 15(g) of the Exchange Act. [10]

We observe that although the Notice gave interested persons an opportunity to request a hearing, no one made such a request. Further, we can discern no likelihood that our understanding of the issues of law, fact, or policy related to the insider-trading issue discussed above or any other aspect of the Application would benefit from proceeding with a hearing.

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[7] As stated in footnote 18 of the Notice: "The ActiveShares ETFs will also obtain representations from the AP Representatives as to the confidentiality of the portfolio information, the effectiveness of information barriers, and the adequacy of insider trading policies and procedures." Additionally, pursuant to the Application, the ETFs must expressly prohibit an AP Representative from disclosing the basket composition information to others and from trading on the information for an AP Representative's gain, which would include a prohibition against an AP Representative's front-running or trading ahead of the portfolio information. The Commission observes that an AP Representative—like any executing broker—would violate Exchange Act section 10(b) and rule 10b-5 thereunder if it were to trade ahead, front-run based on the portfolio information, or disclose this information to other persons for the AP Representative's benefit. *See D'Alessio v. SEC*, 380 F.3d 112, 114 (2d Cir. 2004); *United States v. Dial*, 757 F.2d 163, 168 (7th Cir. 1985); *In re E.F. Hutton & Co. Inc.*, Release No. 25887, 1988 WL 901859, at *2-*3 (July 6, 1988).

[8] *Chiarella v. United States*, 445 U.S. 222, 230-35 (1980) (explaining that insider trading liability under Exchange Act section 10(b) and rule 10b-5 thereunder requires a breach of a duty of "trust and confidence between parties to a transaction" because there is no "general duty between all participants in market transactions to forgo actions based on material, nonpublic information."); *see also United States v. O'Hagan*, 521 U.S. 642, 652-55 (1997). Similarly, the Commission is not persuaded that the ETF's disclosure of the basket composition information to the AP Representative in the absence of public disclosure is problematic given the AP Representative's duties to the ETF and its confidentiality obligations. *See* 17 C.F.R. 243.100(b)(2)(i), (ii).

[9] *See* Exchange Act rule 10b5-1(b), 17 C.F.R. 240.10b5-1(b). As described in the Application, an AP will determine whether to enter into creation-unit transactions through the AP Representative without any nonpublic information concerning such securities. Given our conclusions, we find it unnecessary to consider the application here of Exchange Act rule 10b5-1(c), 17 C.F.R. 240.10b5-1(c).

[10] Our analysis is for the purpose of determining whether the Application should be approved and is based on various factors, including the representations of the Applicants. Except for the exemptions expressly granted herein, nothing herein shall alter the application of the federal securities laws to the ETFs, the AP Representative, the APs or any other party.

Accordingly, we find that a hearing on the Application is not necessary or appropriate in the public interest or for the protection of investors.[11]

For the foregoing reasons, it is found that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Precidian ETFs Trust, Precidian ETF Trust II, Precidian Funds LLC and Foreside Fund Services, LLC (File No. 812-14405),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

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[11] Rule 0-5(c) under the Investment Company Act provides that "[t]he Commission will order a hearing on the matter, if it appears that a hearing is necessary or appropriate in the public interest or for the protection of investors, (1) upon the request of an interested person or (2) upon its own motion." 17 C.F.R. § 270.0-5.